
April 8, 2011

Elyse Douglas
Executive Vice Chairman and Chief Financial Officer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

> **Re:** **Hertz Global Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-33139**
> **Response Letter Dated March 28, 2011**

Dear Ms. Douglas:

We refer you to our comment letter dated March 18, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance